Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Third Quarter Earnings
Saskatoon, Saskatchewan, Canada, November 2, 2009
Cameco Corporation (TSX: CCO; NYSE: CCJ) today reported third quarter 2009 net earnings of $172 million ($0.44 per share diluted), $37 million higher than net earnings of $135 million ($0.39 per share diluted) recorded in the third quarter of 2008. For the nine months ended September 30, 2009, net earnings were $501 million ($1.29 per share diluted), $82 million higher than net earnings of $419 million ($1.21 per share diluted) recorded in the first nine months of 2008.
Third quarter 2009 adjusted net earnings1 of $104 million ($0.26 per share adjusted and diluted) were 18% lower than in the third quarter of 2008. Adjusted net earnings1 for the first nine months of 2009 were $334 million ($0.86 per share adjusted and diluted), 19% lower than in 2008 due to lower earnings in the uranium and gold businesses, partially offset by higher results in the fuel services and electricity businesses.
“Cameco remains on target for another strong year in revenue and cash flow,” said Cameco president and CEO Jerry Grandey. “Our focus on performance has given Cameco the capacity to respond to the positive long-term fundamentals we see in our business — supplying uranium fuel to an energy-hungry world where nuclear is increasingly seen as the leading, credible option for clean energy generation.”
In our uranium business, third quarter profits were in line with our quarterly delivery expectations communicated in last quarter’s MD&A. Profits for both the third quarter and the first nine months of 2009 continue to be adversely affected by the higher unit cost of product and services sold. Consistent with prior disclosure, our unit cost of product and services sold is still expected to be 20% to 25% higher when compared to 2008. The expected cost of produced material remains unchanged from the last two quarterly reports. The increase in the unit cost of product and services sold is largely attributable to uranium purchases at prices substantially higher than our costs of production to support our sales activities, including higher trading volumes.
Our gold business was impacted by lower gold production and higher operating costs during the quarter and for the first nine months of the year.

[1]	Net earnings for the quarters and nine months ended September 30, 2008 and 2009 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” on page 9.

In our electricity business, an increase in the realized price led to stronger results in the quarter and for the first nine months of the year. The increase was due largely to revenue recognized by BPLP under its agreement with the Ontario Power Authority (OPA). In addition, an increase in generation contributed to the improved results for the first nine months.
Results in our fuel services business were positively impacted by lower operating costs during the quarter and for the first nine months of the year. In addition, higher revenues in the first nine months of the year as a result of an increase in the average realized price for fuel services products contributed to the stronger yearly results.
Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated. Cameco’s unaudited third quarter financial statements and management’s discussion and analysis are available on our company’s website cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

	Three months ended		Nine months ended
	September 30		September 30		Yr/Yr
Financial Highlights	2009	2008	2009	2008	Change %
Revenue ($ millions)	694	729	2,083	1,941	7
Net earnings ($ millions)	172	135	501	419	20
Earnings per share (EPS) — basic ($)	0.44	0.39	1.30	1.22	7
EPS — diluted ($)	0.44	0.39	1.29	1.21	7
Adjusted net earnings ($ millions)[1]	104	127	334	414	(19)
EPS — adjusted and diluted ($)[1]	0.26	0.37	0.86	1.19	(28)
Weighted average common shares outstanding (millions)	393	346	386	345	12
Cash provided by operations[2] ($ millions)	248	109	565	368	54

[1]	Net earnings for the quarters and nine months ended September 30, 2008 and 2009 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” on page 9.

[2]	Including changes in working capital. For more information on working capital changes, refer to note 13 of the third quarter unaudited consolidated financial statements.

Cameco’s results come from four business segments:
URANIUM
Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Revenue ($ millions)[1]	329	396	1,108	1,062
Gross profit ($ millions)	69	120	356	473
Gross profit %	21	30	32	44
Average realized price
($US/lb)	34.24	37.88	37.26	42.69
($Cdn/lb)	39.18	39.90	45.80	44.42
Sales volume (million lbs)[1]	8.3	9.8	23.9	23.6
Production volume (million lbs)	5.6	2.8	14.1	11.8

[1]	Revenue in the amount of $85 million on 2.6 million pounds previously deferred due to a standby product loan was recognized in the first quarter of 2008 as a result of the cancellation of a product loan agreement.
Uranium Results
For the third quarter of 2009, revenue from our uranium business was lower by $67 million at $329 million due to a 15% decrease in reported sales volumes and a 2% decrease in the realized selling price (in Canadian dollars). The decrease in the average realized price was related to lower realized prices under market-related and fixed-price contracts. A more favourable foreign exchange rate partially mitigated the Canadian dollar decline.
The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DD&R), decreased to $260 million in the third quarter of 2009 from $275 million in the third quarter of 2008 due to the 15% decrease in sales volume, partially offset by a 12% increase in the unit cost of product and services sold. The unit cost of product and services sold for the third quarter continued to be negatively impacted by recent purchases at near market prices.
For the first nine months of 2009, revenue from our uranium business increased by $46 million to $1,108 million due to a 3% increase in the realized selling price (in Canadian dollars) and a 1% increase in reported sales volumes.
Our total cost of products and services sold, including DD&R, increased to $752 million in the first nine months of 2009 from $589 million in 2008 due primarily to a 26% increase in the unit cost of product and services sold. The unit cost of product and services sold was negatively impacted by the carryover effect of lower production in 2008, recent purchases at near market prices, higher royalties and increased input costs.

Uranium Production

	Three months ended		Nine months ended
Cameco’s share of production	September 30		September 30		2009 planned
(million lbs U3O8)	2009	2008	2009	2008	production[1]
McArthur River/ Key Lake	3.8	2.1	9.3	8.5	13.1
Rabbit Lake	0.9	0.2	2.4	1.7	3.6
Smith Ranch/Highland	0.4	0.3	1.3	1.0	1.8
Crow Butte	0.2	0.1	0.6	0.4	0.8
Inkai	0.3	0.1	0.5	0.2	0.9

Total	5.6	2.8	14.1	11.8	20.2

[1]	See the section titled “Uranium Production Outlook (2009 to 2013)” in our third quarter MD&A for more information about the assumptions and risk factors associated with this production forecast.
FUEL SERVICES
Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Revenue ($ millions)	50	69	186	182
Gross profit ($ millions)	4	(3)	36	(6)
Gross profit %	7	(5)	20	(3)
Sales volume (million kgU)[1]	2.8	3.7	8.9	10.2
Production volume (million kgU)[2]	4.1	1.8	8.4	5.7

[1]	Kilograms of uranium (kgU).

[2]	Production volume includes UF6, UO2, fuel fabrication, and UF6 supply from Springfields Fuels Ltd. (SFL).
Fuel Services Results
In the third quarter of 2009, revenue from our fuel services business was $50 million, $19 million lower compared to the same period in 2008 due to a 24% decrease in reported sales volumes and a 3% decline in the average realized price for fuel services products.
Total cost of products and services sold, including DD&R, decreased to $46 million in the third quarter from $72 million for the same period in 2008. The cost of products sold in 2008 was impacted by the curtailment of production from the Port Hope UF6 conversion plant. In the third quarter of 2008, the plant was shutdown to allow for the clean up of contaminated soil and all operating costs associated with the UF6 conversion plant were expensed as incurred ($15 million). In 2009, the plant was operational throughout the third quarter and operating costs were allocated to inventory.
In the first nine months of 2009, revenue from our fuel services business was $186 million, an increase of $4 million compared to the same period in 2008 due to an 18% increase in the average realized price for fuel services products, primarily UF6 conversion, partially offset by a 13% decline in sales volumes. The timing of deliveries of fuel services within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly.

Total cost of products and services sold, including DD&R, decreased to $149 million in the first nine months of 2009 from $188 million for the same period in 2008. The cost of products sold in both 2009 and 2008 was impacted by the curtailment of production from the Port Hope UF6 conversion plant. In the first half of 2009, the plant was shutdown due to the unavailability of hydrofluoric acid (HF), while in 2008 operations were suspended to allow for the clean up of contaminated soil. All operating costs associated with the UF6 conversion plant were expensed as incurred in the first half of 2009 ($18 million) and the first nine months of 2008 ($43 million).
Our Port Hope conversion services, fuel manufacturing production and SFL supply totalled 4.1 million kgU in the third quarter of 2009 compared to 1.8 million kgU in the third quarter of 2008. Port Hope conversion services, fuel manufacturing production and SFL supply was 8.4 million kgU for the first nine months of 2009 compared to 5.7 million kgU for the same period in 2008.
At our Blind River refinery, we produced 1.9 million kgU in the third quarter of 2009 compared to 1.1 million kgU for the third quarter of 2008. Total UO3 production for the first nine months of 2009 was 9.0 million kgU compared to 7.2 million kgU in the first nine months of 2008.
NUCLEAR ELECTRICITY GENERATION
Cameco owns 31.6% of the Bruce Power Limited Partnership (BPLP).
During the third quarter, our pre-tax earnings from BPLP amounted to $78 million compared to $61 million for the same period in 2008. This increase in 2009 was due to the increased revenue, partially offset by higher operating costs.
BPLP achieved an adjusted capacity factor of 97% in the third quarter, which includes actual generation and deemed generation of 0.8 TWh. The deemed generation resulted from the B units having their power output reduced in response to dispatch orders from the market operator driven by periods of excess baseload generation in Ontario. Excluding deemed generation, the capacity factor was 86% in the third quarter of 2009 compared to 94% in the same period of 2008. During the third quarter of 2009, BPLP’s units generated 6.2 TWh of electricity compared to 6.8 TWh for the same period in 2008.
The realized price, which reflects spot sales, revenue recognized under BPLP’s agreement with the OPA and financial contract revenue, averaged $66 per MWh in the quarter, 12% higher than the realized price for the third quarter of 2008. The increase is largely the result of recognizing revenue of $205 million (our share, $65 million) under the agreement with the OPA during the quarter. During the quarter, the Ontario electricity spot price averaged $22 per MWh compared to $51 per MWh in the third quarter of 2008. Electricity prices in the Ontario market have been trending lower due primarily to reduced industrial demand, increased generation and low fossil fuel prices.
Our pre-tax earnings from BPLP for the first nine months of 2009 amounted to $162 million compared to $86 million in the same period of 2008. The increase is attributable to higher revenues.

For the first nine months of the year, BPLP’s units achieved an adjusted capacity factor of 90%, which includes actual generation and deemed generation of 0.8 TWh. Excluding deemed generation, the capacity factor was 86% compared with 82% in the same period last year. These units produced 18.2 TWh during the first nine months of 2009, an increase of 0.5 TWh over the same period last year. The increase is due primarily to fewer outage days in 2009 compared to 2008.
The realized price, which reflects spot sales, revenue recognized under BPLP’s agreement with the OPA and financial contract revenue, averaged $64 per MWh for the first nine months of the year, 12% higher than the realized price in the same period last year. The increase is largely the result of recognizing revenue of $377 million under the agreement with the OPA for the first nine months of the year. During the first nine months of 2009, the Ontario electricity spot price averaged $29 per MWh, significantly lower than the average of $49 per MWh from the same period of 2008.
GOLD
Cameco owns approximately 49% of and has voting control over approximately 53% of Centerra’s shares. Centerra owns and operates two gold mines.
Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Revenue ($ millions)	176	143	427	399
Gross profit ($ millions)	40	40	21	116
Gross profit %	23	28	5	29
Realized price ($US/ounce)	959	860	928	884
Sales volume (ounces)	166,000	162,000	390,000	446,000
Gold production (ounces)[1]	166,000	186,000	380,000	465,000

[1]	Represents 100% of production from the Kumtor and Boroo gold mines.
For the three months ended September 30, 2009, revenue from our gold business increased by $33 million to $176 million compared to the third quarter of 2008 due to a 12% increase in the US dollar selling price and a 3% increase in sales volume.
For the nine months ended September 30, 2009, revenue from our gold business increased by $28 million to $427 million compared to the first nine months of 2008 due to a 5% increase in the US dollar selling price, partially offset by a 13% decline in sales volumes. Revenues were also influenced by an improved Cdn/US exchange rate that averaged $1.17 in the first nine months of 2009 compared to $1.02 in 2008.

Centerra’s cost of product sold increased for the quarter and nine months ended September 30, 2009 compared to 2008 as a result of higher labour costs and an increase in the cost of supplies. In addition, the cost of products and services sold was impacted by recognition of revenue-based taxes in 2009.
OUTLOOK
For the convenience of the reader, we have summarized Cameco’s 2009 consolidated outlook and 2009 outlook for each business segment in a table called “2009 Financial Outlook” provided in our third quarter MD&A.
Below we discuss the material changes made to the 2009 outlook contained in our annual MD&A, as updated by our first and second quarter MD&A. There have been no material changes to our 2009 uranium outlook.
Fuel Services Outlook for 2009
In 2009, fuel services production at Port Hope and SFL is now expected to total between 11 and 13 million kgU compared to our previous estimate of between 8 and 12 million kgU. The increase in our estimate is related to the increased production expected at the Port Hope UF6 plant as a result of increased confidence in the supply of HF. HF is a primary feed material for the production of UF6. Production had been suspended due to the lack of availability of HF on acceptable terms from December 2008 to mid June 2009. However, we have broadened our sources of supply and are receiving adequate HF.
BPLP’s Outlook for 2009
Electricity revenue in 2009 is expected to increase 15% to 20% over 2008 compared to the 10% to 15% increase previously reported. This change in outlook is largely the result of a continued deterioration in the Ontario electricity market in the third quarter and BPLP recognizing revenue under its agreement with OPA.
In addition, BPLP has in place financial contracts that correspond to about 45% of planned generation over the remainder of the year. Revenue recognized under the agreement with the OPA plus benefits under the financial contracts will contribute to higher realized electricity revenue for 2009.
Gold Outlook for 2009
Centerra expects its 2009 gold production to total between 620,000 and 630,000 ounces compared to its second quarter estimate of 680,000 to 730,000 ounces. The reduction is due to lower than expected production at Kumtor resulting from deferred access to the high grade component of the SB zone in the central pit to the fourth quarter of 2009. Gold production at Kumtor is expected by Centerra to be approximately 500,000 ounces compared to the second quarter estimate of 560,000 to 600,000 ounces.
Uranium Production Outlook (2009 to 2013)
Please see our third quarter MD&A for our updated uranium production outlook table for the period 2009 to 2013.

Uranium Price Sensitivity (2009 to 2013)
Please see our third quarter MD&A for our updated uranium price sensitivity table for the period 2009 to 2013.
COMPANY UPDATES
Cigar Lake
We continue to make progress in remediating the inflow that occurred August 12, 2008 during the dewatering of the underground workings.
On October 23, 2009, we announced that dewatering of the underground development at Cigar Lake had resumed. Dewatering is progressing as planned.
We will provide new estimates of the planned production date and capital cost after the mine has been dewatered, the condition of the underground has been evaluated and the mine plan has been updated to reflect any resulting information.
McArthur River/Key Lake
At McArthur River, the initial raisebore chamber tunnel for zone 2, panel 5 was completed within the protection of freezewalls. This marks the first time development has been accomplished through the unconformity into the Athabasca sandstone. Production from this chamber is expected to start in the fourth quarter. Zone 2, panel 5 is planned to account for approximately two-thirds of McArthur River mine production in 2010. We expect approximately 85 million pounds U3O8 to be mined from this area. Portions of the new production raises will intersect the original freezewall developed for mining in zone 2, panels 1, 2 and 3. The original freezewall is redundant now that the freezewall for zone 2, panel 5 is in place. The steel freezepipes contained in the original freezewall pose a mining challenge. We have developed a method to remove the pipes in advance of production and are progressing with this work. Timely removal of the steel freezepipes now represents the largest remaining schedule risk that could impact 2010 production rates in this area. Over the past year, we have successfully addressed the risks associated with freeze drilling, ground freezing and development of the first raisebore chamber for this new production area.
In lower zone 4, freezehole drilling is progressing well and is on track to be completed by year end. Freezing of this new ore source is expected to begin in the first quarter of 2010 with initial production planned in the latter part of 2010.

USE OF NON-GAAP FINANCIAL MEASURES
Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results. The following table outlines the adjustments to net earnings.
Adjusted Net Earnings

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2009	2008	2009	2008
Net earnings (per GAAP)	172	135	501	419
Adjustments (after tax)
Loss (gain) on restructuring of the gold business	33	(2)	17	(29)
Stock option expense (recovery)[1]	—	(52)	—	(34)
Losses (gains) on financial instruments	(101)	26	(184)	38
Writedown of investments	—	20	—	20

Adjusted net earnings	104	127	334	414

[1]	Late in 2008, we amended our stock option program and began accounting for our options using their fair value at the grant date. Under this method, our stock option expense is highly predictable. For this reason, we will not be adjusting our net earnings for stock option expense in 2009.
QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this news release was prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons	Properties
• David Bronkhorst, general manager, McArthur River operation, Cameco • Les Yesnik, general manager, Key Lake operation, Cameco	McArthur River/KeyLake
• Grant Goddard, general manager, Cigar Lake project, Cameco	Cigar Lake
• Ian Atkinson, vice-president, exploration, Centerra Gold Inc.	Kumtor
CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this news release which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “outlook”, “predict”, “goals”, “target”, “forecast”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: our expectations regarding future cost of sales for uranium; the statement that Cameco remains on target for strong 2009 revenue and cash flow; our 2009 planned uranium production information; the discussion of our future expectations under the heading “Outlook”; our expectations regarding the expected start date and production levels for the zone 2, panel 5 chamber at McArthur River, and the expected timing for completion of freezehole drilling, and the commencement of freezing and initial production, for lower zone 4 at McArthur River.

The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this news release and the material risk factors or assumptions that were used to develop them include, without limitation: our assumptions regarding production levels, sales volumes, purchases and prices, which are subject to the risk that our assumptions are incorrect; the risk of volatility and sensitivity to market prices for our products and services, which we have assumed will remain relatively constant; our assumptions regarding the state of the Ontario electricity market and that there will be no significant changes in current estimates for costs and prices, and the risk that those assumptions vary adversely; the risk of material adverse changes in foreign currency exchange rates, interest rates and costs, which we have assumed will remain constant or improve in our favour; the risk of material litigation, arbitration or regulatory proceedings and their adverse outcome, which we have assumed will not occur; unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks arising from operating in certain developing countries, which we have assumed will not occur; the risk of adverse changes in government legislation, regulations and policies, which we have assumed will not occur; failure to obtain or maintain necessary permits, licences, and approvals from government authorities, which we have assumed may be obtained and maintained; the risk of natural phenomena such as fire, flooding or earthquakes, which we have assumed will not occur; our assumptions regarding the ability of the company’s and customers’ facilities to operate without disruption, including as a result of strikes, lockouts, equipment failure or other causes, and the risk that such disruptions may occur; assumptions regarding the availability of reagents, equipment, operating parts, and supplies critical to production, and which are subject to the risk that our assumptions are incorrect; the successful transition to new mining areas at McArthur River commencing in 2009, which is subject to various expected and unanticipated risks; the dewatering and depressurization programs at Kumtor continue to produce the expected results and the water management systems work as planned, which is subject to various expected and unanticipated risks; Centerra is successful in mitigating the continued movement of waste and ice into the Kumtor open pit, which is subject to various expected and unanticipated risks; the success and timely completion of planned development and remediation projects, including the remediation of and return to pre-flood construction at Cigar Lake, and the risk of delay or ultimate lack of success; the schedule for the development and rampup of production from Inkai is achieved, which is subject to the risk of delay; the risk of a significant decline in general economic conditions, which we have assumed will not occur; and other development, operating, environmental and safety risks.
The forward-looking information and statements included in this news release represent Cameco’s views as of the date of this news release and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this news release about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted in Cameco’s current annual information form and current annual MD&A, as well as our 2009 first, second and third quarter MD&A.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Further, expected future production estimates are inherently uncertain, particularly in the latter years of the forecast, and could materially change over time. Accordingly, readers of this news release should not place undue reliance on forward-looking information and statements.

CONFERENCE CALL
We invite you to join our third quarter conference call on Monday, November 2, 2009 at 10:00 a.m. Eastern time.
The call will be open to all investors and the media. To join the conference on Monday, November 2, please dial (416) 340-8018 or (866) 223-7781 (Canada and US). A live audio feed of the call will be available on our website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and

•	on post view until midnight, Eastern time, Tuesday, December 1, 2009 by calling (416) 695-5800 or (800) 408-3053 (passcode 7078487 #).
ADDITIONAL INFORMATION
A full copy of Cameco’s 2009 third quarter management’s discussion and analysis and financial statements and notes (unaudited) can be obtained on SEDAR at sedar.com, the company’s website at cameco.com and on EDGAR at sec.gov/edgar.shtml.
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com, the company’s website at cameco.com and on EDGAR at sec.gov/edgar.shtml.
PROFILE
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a limited partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a significant interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316